Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
April 27, 2012
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed March 30, 2012 File No. 333-176484
Dear Ms. Mills-Apenteng:
          This letter is submitted on behalf of Eloqua, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on March 30, 2012 (the “Registration Statement”), as set forth in your letter dated April 20, 2012 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes that reflect responses to the Staff’s comments.
          For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Registration Statement, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.
          The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 4 (marked to show changes from the Registration Statement).

Ms. Mills-Apenteng
United States Securities and Exchange Commission
April 27, 2012

Executive Compensation
Background and Overview of Our Executive Compensation Objectives, Policies and Procedures, page 109
1.	We note that you have added disclosure stating that you used the Venture Capital Executive Compensation Survey / Compensia Technology Report “with respect to the determination of compensation for each of [y]our named executive officers, including your president and chief executive officer.” Please clarify whether the company engages in benchmarking with respect to total compensation, or any material element of compensation, for your named executive officers. For each applicable material element of compensation, identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, please explain why. If you do not engage in benchmarking, please clarify the manner in which you use the Compensia Survey in determining compensation. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and revise your disclosure or explain why you believe that no revision is necessary.

RESPONSE: The Company has revised the disclosure on pages 113-114 of Amendment No. 4 in response to the Staff’s comment.

Summary Compensation Table, page 118
2.	In updating the information in the summary compensation table for the most recently completed fiscal year, you have deleted all of the compensation information for fiscal year December 31, 2010. Please note that Instruction 1 to Item 402(c) provides that a registrant that is not a reporting company will be required to provide information for any year “if that information previously was required to be provided in response to a Commission filing requirement.” As you were previously required to provide summary compensation information for the fiscal year ended December 31, 2010 in your filing, you must continue to include the information for that fiscal year in your summary compensation table. Please revise accordingly.

RESPONSE: The Company respectfully advises the Staff that the compensation information for fiscal year December 31, 2010 is set forth in the Summary Compensation Table on page 118 of the Registration Statement and page 122 of Amendment No. 4.

Grant of Plan-Based Awards, page 119
3.	We note that you did not include a “threshold” column in your grants table though it appears from your disclosure on page 114 that your non-equity incentive program provides for possible payouts below target if Revenue achievement exceeded a minimum amount but was below the target amount. Please clarify and revise the grants table as necessary

Ms. Mills-Apenteng
United States Securities and Exchange Commission
April 27, 2012

RESPONSE: The Company has revised the Grant of Plan Based Awards table on page 123 of Amendment No. 4 to include a “threshold” column, which reflects the possible payouts below target if Revenue achievement exceeded a minimum amount but was below the target amount.

Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011
Notes to Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011
(9) Commitments and Contingencies
(b) Legal Matters
4.	We note your disclosure that you do not believe the iHance, Inc. matter will have a material adverse effect on your business, financial position or liquidity. Please revise your disclosures regarding the materiality of this legal proceeding to address all of the financial statements, not only the financial position. Further, we note that among the factors you considered in reaching this conclusion, include the amount of revenue generated by your sales of the ELMO product, which you have disclosed to be $2.7 million, and the fact that if the Company were found to infringe, legal damages in patent cases are generally limited to reasonable lost profits and/or a reasonable royalty. Please disclose whether you believe there is a reasonable possibility that a loss exceeding amounts recognized for this matter has been incurred. If there is at least a reasonable possibility that such a loss has been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

RESPONSE: The Company has revised the disclosure on page F-27 of Amendment No. 4 in response to the Staff’s comment.

*******

Ms. Mills-Apenteng
United States Securities and Exchange Commission
April 27, 2012

          If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.
Sincerely,
/s/ Christopher J. Austin
Christopher J. Austin
Enclosures

cc:	Joseph P. Payne, Eloqua, Inc. Don E. Clarke, Eloqua, Inc. David V. Cappillo, Goodwin Procter LLP